UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        HEADWAY CORPORATE RESOURCES, INC.
                      -----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    422101105
                              --------------------
                                 (CUSIP Number)

                                 August 27, 1998
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 11 Pages

                                  SCHEDULE 13G

CUSIP No. 422101105                                           Page 2 of 11 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                984,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          984,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            984,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    10.08%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 422101105                                           Page 3 of 11 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                14,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                970,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 14,000
    With
                           8        Shared Dispositive Power
                                          970,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            984,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    10.08%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 422101105                                           Page 4 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                156,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 156,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            156,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.60%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 422101105                                           Page 5 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                984,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          984,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            984,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    10.08%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 422101105                                           Page 6 of 11 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                984,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          984,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            984,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    10.08%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages


Item 1(a)      Name of Issuer:

               Headway Corporate Resources, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               850 Third Avenue, 11th Floor, New York, New York  10022

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."),

               (ii) White  Rock  Capital  Management,   L.P.,  a  Texas  limited
                    partnership ("White Rock Management"),

               (iii)White  Rock  Capital   Partners,   L.P.,  a  Texas   limited
                    partnership ("White Rock Partners"),

               (iv) Thomas U. Barton and

               (v)  Joseph U. Barton.


               This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners and White Rock Management. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)      Citizenship:

               i)   White Rock, Inc. is a Texas corporation;

               ii)  White Rock Management is a Texas limited partnership;

               iii) White Rock Partners is a Texas limited partnership;

               iv)  Thomas U. Barton is a United States citizen; and

               v)   Joseph U. Barton is a United States citizen.

                                                              Page 8 of 11 Pages


Item 2(d)      Title of Class of Securities:

                    Common Stock, $0.0001 par value (the "Shares").

Item 2(e)      CUSIP Number:

                    422101105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

                    As of September 2, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of
                    Shares:

                    (i)  Each of White Rock, Inc., White Rock Management, Thomas
U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 984,000 Shares. This number consists of (1) 814,000 Shares held for the accounts of White Rock Clients, (2) 156,000 Shares held for the account of White Rock Partners and (3) 14,000 Shares held for the account of White Rock Management.

                    (ii) White Rock Partners may be deemed to be the beneficial owner of the 156,000 Shares held for its account.

Item 4(b)         Percent of Class:

                    (i) The number of Shares of which each of White Rock, Inc., White Rock Management, Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 10.08% of the total number of Shares outstanding.

                    (ii) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.60% of the total number of Shares outstanding.

                                                              Page 9 of 11 Pages


Item 4(c)      Number of shares as to which such person has:


          White Rock, Inc.
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               984,000

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  984,000

          White Rock Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                  14,000

          (ii) Shared power to vote or to direct the vote:               970,000

          (iii) Sole power to dispose or to direct the disposition of:    14,000

          (iv) Shared power to dispose or to direct the disposition of:  970,000

          White Rock Partners
          -------------------

          (i)  Sole power to vote or to direct the vote:                 156,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   156,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Thomas U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               984,000

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  984,000

          Joseph U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               984,000

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  984,000

                                                             Page 10 of 11 Pages


Item 5.        Ownership of Five Percent or Less of a Class:

                    This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                    (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                    (ii) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                    (iii)The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

          White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients and White Rock Management. Each of the White Rock Clients expressly disclaims beneficial ownership of any Shares not held for their individual accounts.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                    This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                    This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

                    This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 11 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 2, 1998      WHITE ROCK CAPITAL PARTNERS, L.P.

                              By:  White Rock Capital Management, L.P.
                                   Its General Partner

                                   By:  White Rock Capital, Inc.
                                        Its General Partner

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President


Date:  September 2, 1998      WHITE ROCK CAPITAL MANAGEMENT. L.P.

                              By:  White Rock Capital Inc.
                                   Its General Partner

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


Date:  September 2, 1998      WHITE ROCK CAPITAL, INC.

                              By:  /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton
                                   President


Date:  September 2, 1998      /S/ THOMAS U. BARTON
                              -------------------------------------------------
                              Thomas U. Barton


Date:  September 2, 1998      /S/ JOSEPH U. BARTON
                              -------------------------------------------------
                              Joseph U. Barton